KongZhong Corporation Reports Unaudited Third Quarter 2007 Financial Results

Beijing, China, November 20, 2007 - KongZhong Corporation (NASDAQ: KONG), one of China's leading providers of wireless value-added services and a wireless media company providing news, content, community and mobile advertising services through its wireless Internet sites, today announced its unaudited third quarter 2007 financial results.

Third Quarter 2007 Financial Highlights:

●	Total revenues were $17.12 million, in line with the Company’s third-quarter revenue guidance of $16.5 million to $17.5 million.

●	Total mobile advertising revenues increased 19% sequentially to $265,000.

●	US GAAP net income was $0.54 million. Diluted earnings per ADS were $0.02.

●
Non-GAAP net income was $1.37 million. Non-GAAP diluted earnings per ADS were $0.04. Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”.

Commenting on the results, Yunfan Zhou, Chairman and Chief Executive Officer said, “This quarter we are doing better than last quarter in terms of both revenues and net income, thanks to the continuous growth of our mobile advertising revenues and our cost controlling efforts. Also in this quarter, we launched the official Chinese NBA mobile website, which will be one of the major drivers to increase traffic and user base of our wireless Internet sites and our mobile advertising revenues. We believe we have laid good foundation for the growth of our wireless Internet business.”

Business Highlights:

●	On September 14, 2007, the Company announced its cooperation with the NBA and launched the official Chinese NBA mobile website cn.NBA.com, the first-ever official NBA site on mobile phones.

●	On July 26, 2007, the Company was awarded the “Best Wireless Media” award at the 2007 iResearch New Marketing Conference.

●
On November 2, 2007 the Company’s in-house developed mobile on-line game "Tian Jie (Reincarnation) On-Line" was named "Most Popular Mobile on-line Game" at the 2007 China Joy Best Games Contest. In addition KongZhong Mammoth, the Company's wireless game subsidiary, received the “Best Mobile Game Developer” award.

●
The Company signed a cooperation agreement with China Interactive Sports, the operator of www.Sports.cn, www.Olympic.cn and www.Sport.org.cn, to build and operate the 2008 Beijing Olympics channel of Kong.net.

●	The Company signed a cooperation agreement with 51job, Inc. (Nasdaq: JOBS), China’s largest recruitment services provider, to build and operate the recruiting channel of Kong.net.

Financial Results:

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

WVAS segment

	For the Three Months Ended Jun. 30, 2007 (US$ thousands)	For the Three Months Ended Sep. 30, 2007 (US$ thousands)
WVAS Revenues
2.5G:
WAP	$2,062	$1,938
MMS	3,582	2,744
JAVATM	631	849
2G:
SMS	7,216	7,564
IVR	2,158	2,603
CRBT	1,074	1,123
Total WVAS revenues	16,723	16,821
WVAS Cost of revenues	8,552	8,006
WVAS Gross profit	8,171	8,815
WVAS Operating expenses
Product development	2,221	2,111
Sales & marketing	2,324	2,990
General & administrative	1,956	1,474
Subtotal	6,501	6,575
WVAS Operating income	$1,670	$2,240

WVAS Gross margin	49%	52%
WVAS Operating margin	10%	13%

Total WVAS revenues for the third quarter were $16.82 million, remaining flat sequentially. Revenues from 2.5G services accounted for approximately 33% of total WVAS revenues and revenues from 2G services represented the remaining 67%.

Revenues from 2.5G services, which include services delivered using wireless application protocol (WAP), multimedia messaging service (MMS), and JAVATM technologies, decreased 12% sequentially to $5.53 million. WAP revenues in the third quarter of 2007 were $1.94 million, a decrease of 6% sequentially, mainly as a result of the continuing effects of China Mobile policies introduced in May 2007, including sending fee reminders to mobile phone users each time they download a WAP product, and excluding KongZhong and other third-party WAP service providers from the embedded menus of mobile handsets that are customized for China Mobile. MMS revenues in the third quarter of 2007 were $2.74 million, a decrease of 23% sequentially, mainly as a result of the loss of monthly-subscription users in the first quarter and the second quarter. JAVATM revenues in the third quarter were $0.85 million, an increase of 35% sequentially.

Revenues from 2G services, including short messaging service (SMS), interactive voice response (IVR), and color ring back tone (CRBT), increased 8% sequentially to $11.29 million in the third quarter of 2007, as we enhanced our 2G sales and promotion efforts. SMS revenues in the third quarter of 2007 increased 5% sequentially to $7.56 million. IVR revenues in the third quarter of 2007 were $2.60 million, a 21% increase sequentially. CRBT increased 5% sequentially to $1.12 million in the third quarter of 2007.

The aggregate revenues from China Unicom, China Telecom and China Netcom accounted for approximately 25% of the total third quarter WVAS revenues, while revenues from China Mobile accounted for the remaining 75%. This was consistent with the relative market positions of the four major telecommunications operators in the PRC mobile industry.

WVAS Expenses
The WVAS cost of revenues in the third quarter of 2007 totaled $8.01 million, a decrease of 6% sequentially. WVAS gross margin in the third quarter of 2007 increased to 52% compared to 49% in the second quarter of 2007.

Total WVAS operating expenses in the third quarter of 2007 were $6.58 million, an increase of 1% sequentially. Product development expenses decreased by 5% sequentially and represented 13% of revenues. Sales and marketing expenses increased by 29% sequentially and represented 18% of revenues, mainly due to increased sales and promotion activities. General and administrative expenses decreased by 25% sequentially and represented 9% of revenues, mainly due to the Company’s cost-controlling efforts.

Wireless Internet segment

	For the Three Months Ended Jun. 30, 2007 (US$ thousands)	For the Three Months Ended Sep. 30, 2007 (US$ thousands)
Mobile advertising revenues	$223	$265
Other revenues	13	35
Total Revenues	236	300
Cost of revenues	158	174
Gross (loss) profit	78	126
Operating expenses	2,372	2,597
Operating loss	$(2,294)	$(2,471)

Total mobile advertising revenues, which were mainly generated from KongZhong’s wireless Internet portal Kong.net, increased 19% sequentially to $265,000 in the third quarter of 2007.

Operating expenses related to the Company’s wireless Internet sites were $2.60 million, which included $1.49 million in marketing and advertising expenses.

The Company’s total headcount was 791 as of September 30, 2007.

Earnings
US GAAP net income totaled $0.54 million in the third quarter of 2007. Diluted US GAAP earnings per ADS were $0.02 for the third quarter.

Non-GAAP income in the third quarter of 2007 was $1.37 million, a 47% increase sequentially. Diluted Non-GAAP earnings per ADS were $0.04.

Balance Sheet and Cash Flow
At the end of the quarter, the Company had $119.53 million in cash and cash equivalents. Cash in-flow from operating activities totaled $2.37 million in the first nine months of 2007.

Business Outlook:

Based on information available on November 20, 2007, the Company expects total revenues for the fourth quarter of 2007 to be between $17.5 million and $18.5 million.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on November 20, (7:30 pm Eastern time and 4:30 pm Pacific time on November 19, 2007). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

KongZhong Corporation
Condensed Consolidated Statements of Income
(US$ thousands, except percentages, per share data, and share count)
(Unaudited)

	For the Three Months Ended Sep. 30, 2006 (Note 1)	For the Three Months Ended Jun. 30, 2007 (Note 2)	For the Three Months Ended Sep. 30, 2007 (Note 3)
Revenues	$25,082	$16,959	$17,121
Cost of revenues	11,394	8,710	8,180
Gross profit	13,688	8,249	8,941
Operating expense
Product development	3,186	3,068	3,216
Sales & marketing	4,531	3,849	4,481
General & administrative	2,053	1,956	1,475
Subtotal	9,770	8,873	9,172
Operating income (loss)	3,918	(624)	(231)
Non-operating income (expenses)
Interest income	1,036	952	945
Other expense	(4)	-	-
Subtotal	1,032	952	945
Income before tax expense	4,950	328	714
Income tax expense	131	289	170
Net income	$4,819	$39	$544

Basic earnings per ADS	$0.14	$0.00	$0.02
Diluted earnings per ADS	$0.14	$0.00	$0.02
ADS outstanding (million)	35.15	35.58	35.58
ADS used in diluted EPS calculation (million)	35.66	35.77	35.75

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the third quarter of 2006 is based on the weighted average rate of USD 1.00=RMB 7.9678 (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the second quarter of 2007 is based on the weighted average rate of USD 1.00=RMB 7.6804 (The exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) for the third quarter of 2007 is based on the weighted average rate of USD 1.00=RMB 7.5626 (The exchange rate quoted by the People’s Bank of China).

KongZhong Corporation
Condensed Consolidated Statements of Cash Flows
(US$ thousands)
(Unaudited)
	For the 9 Months Ended Sep. 30, 2006 (Note 1)	For the 9 Months Ended Sep. 30, 2007 (Note 2)
Cash Flows From Operating Activities
Net Income	$21,028	$2,146
Adjustments
Amortization of deferred stock compensation	1,337	1,878
Depreciation and amortization	2,284	2,050
Disposal of property and equipment	4	8
Gain on sales of investment	(1,241)	(208)
Changes in operating assets and liabilities	(6,862)	(3,503)
Net Cash Provided by Operating Activities	16,550	2,371

Cash Flows From Investing Activities
Proceeds from sales of investment	1,741	208
Purchase of property and equipment	(2,164)	(1,336)
Acquisition of subsidiaries	(17,325)	(17,000)
Net Cash Used in Investing Activities	(17,748)	(18,128)

Cash Flows From Financing Activities
Exercised employee share options	1,538	144
Net Cash Provided by Financing Activities	1,538	144

Foreign Currency Translation Adjustments	1,125	3,736

Net increase (decrease) in Cash and Cash Equivalents	$1,465	$(11,877)
Cash and Cash Equivalents, Beginning of Period	$117,142	$131,402
Cash and Cash Equivalents, End of Period	$118,607	$119,525

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) for the first nine months of 2006 is based on the weighted average rate of USD 1.00=RMB 8.0106 (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) for the first nine months of 2007 is based on the weighted average rate of USD 1.00=RMB 7.6683 (The exchange rate quoted by the People’s Bank of China).

KongZhong Corporation
Condensed Consolidated Balance Sheets
(US$ thousands)
(Unaudited)

	Sep. 30, 2006	Jun. 30, 2007	Sep. 30, 2007
	(Note 1)	(Note 2)	(Note 3)
Cash and cash equivalents	$118,607	$118,749	$119,525
Accounts receivable (net)	17,471	12,454	13,764
Other current assets	2,110	2,813	3,680
Total current assets	138,188	134,016	136,969

Rental deposits	565	399	434
Intangible assets	2,078	1,628	1,438
Property and equipment (net)	3,426	3,223	3,279
Goodwill	15,751	33,499	33,964
Total assets	$160,008	$172,765	$176,084

Accounts payable	$5,625	$5,582	$5,604
Other current liabilities	4,712	4,929	5,054
Total current liabilities	10,337	10,511	10,658

Non-current deferred tax liability	-	116	103
Minority interest	24	-	-
Total liabilities	$10,361	$10,627	$10,761

Shareholders’ equity	149,647	162,138	165,323
Total liabilities & shareholders’ equity	$160,008	$172,765	$176,084

Note 1: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Sep 30, 2006 USD1.00=RMB 7.9087. (The exchange rate quoted by the People’s Bank of China).

Note 2: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of June 30, 2007 USD1.00=RMB 7.6155. (The exchange rate quoted by the People’s Bank of China).

Note 3: The conversion of Renminbi (RMB) into US dollar (USD) is based on the exchange rate of Sep 30, 2007 USD1.00=RMB 7.5108. (The exchange rate quoted by the People’s Bank of China).

Non-GAAP Financial Measures

To supplement the unaudited condensed statements of income presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses non-GAAP financial measures (“Non-GAAP Financial Measures”) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company's current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company's non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization or write-off of intangibles, gain and loss on investment, and non-cash stock-based compensation expense.

Reconciliation of the Company's Non-GAAP Financial Measures to the GAAP financial measures is set forth below.

	For the Three Months Ended Sep. 30, 2006	For the Three Months Ended Jun. 30, 2007	For the Three Months Ended Sep. 30, 2007
GAAP Net Income	$4,819	$39	$544
Non-cash share-based compensation	521	691	618
Amortization or write-off of intangibles	192	207	211
Non-GAAP Net Income	$5,532	$937	$1,373

Non-GAAP diluted net income per ADS	$0.16	$0.03	$0.04

About KongZhong:

KongZhong Corporation is one of China’s leading providers of wireless value-added services and a wireless media company providing news, contents, community and mobile advertising services through its wireless Internet sites. The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT). The Company also operates three wireless Internet sites, Kong.net ,Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.

Safe Harbor Statement

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless Internet and mobile advertising industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless Internet and mobile advertising industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in this market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; changes in the regulations or policies of the Ministry of Information Industry and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact:		Media Contact:
Sam Sun		Xiaohu Wang
Chief Financial Officer		Manager
Tel.:	+86 10 8857 6000	Tel: +86 10 8857 6000
Fax:	+86 10 8857 5891	Fax: +86 10 8857 5900
E-mail :	ir@kongzhong.com	E-mail: xiaohu@kongzhong.com